SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                         OIL-DRI CORPORATION OF AMERICA
                                (Name of Issuer)


                                  COMMON STOCK
                                and CLASS B STOCK
                     (immediately convertible into Common)
                         (Title of Class of Securities)


                                  677864 10 0
                                 (CUSIP Number)


         Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL 60611
                                  312, 321-1515
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 July 31, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on following page(s))

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  1   NAMES OF REPORTING PERSONS,
      S.S. OR I.R.S. IDENTIFICATION NO.
            Robert D. Jaffee    ###-##-####
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  2   CHECK THE APPROPRIATE BOX                                    (a) [ ]
      IF A MEMBER OF A GROUP                                       (b) [ ]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States
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                  7  SOLE VOTING POWER

NUMBER OF SHARES           390,741 Class B Shares
                           No Common Shares
                 ---------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY EACH
                           None
                 ---------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON WITH
                           390,741 Class B Shares
                           No Common Shares
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                           None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            390,741 Class B Shares
            No Common Shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.5% of the Class B Shares representing 17.3% of the voting power of Issuer's outstanding stock at August 1, 1997. (See Item 5.)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

                  This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


Item 2.     Identity and Background

                  (a)   Robert D. Jaffee
                  (b)   650 Dundee Road
                        Suite 280
                        Northbrook, IL  60062
                  (c)   retired
                  (d)   No
                  (e)   No
                  (f)   United States

Item 3.     Source and Amount of Funds or Other Consideration

                  No purchase of securities of Oil-Dri Corporation of America
            ("Oil-Dri") was involved.


Item 4.     Purpose of Transaction

                  Robert D. Jaffee has no present plans or proposals which
            relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, but may from time to time sell securities of Oil-Dri,
            (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer

            (a) Aggregate Number and Percentage of Class Beneficially Owned. Robert D. Jaffee owns beneficially 390,741 shares of Class B Stock of Oil-Dri and no shares of Common Stock of Oil-Dri. The Class B Stock is held by Robert D. Jaffee as Trustee of the Robert D. Jaffee Revocable Trust of July 29, 1974, as amended.

                  The shares beneficially owned by Robert D. Jaffee constitute 21.5% of the Class B Stock outstanding at August 1, 1997, and, since the Class B Stock is entitled to 10 votes per share, constitute 17.3% of the voting power of Oil-Dri's Common and Class B Stock.

            (b) Sole Power to Direct Vote: 390,741 shares of Class B Stock and no shares of Common Stock.

                  Shared Power to Vote or Direct Vote:  None

                  Sole Power to Dispose or Direct Disposition: 390,741 shares of Class B Stock and no shares of Common Stock.

                  Shared Power to Dispose or Direct Disposition: None.

            (c) During the past 60 days, Mr. Robert D. Jaffee effected the following transactions:

             Amount of                       Price
             Securities    Nature of         Per      Where and
  Date        Involved     Transaction       Share    How Effected
7/18/97   1,900 Class B    Conversion &      17.635   NY Stock Exchange Open
                           Sale*                      Market Sale
7/31/97     46,475 Class B Conversion &      17.257   NY Stock Exchange Open
                           Sale*                      Market Sale
8/1/97     150,000 Class B Conversion &      17.375   Private Sale to Blue
                           Sale*                      Mountain Production
                                                      Company, a subsidiary of
                                                      Oil-Dri

      * Conversion of Class B Stock in Trust ownership to Common Stock upon sale of said stock.

            (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such security.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None.


Item 7.     Material to be Filed as Exhibits

                  None

                                      SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 1997



                                /s/ ROBERT D. JAFFEE
                               (Signature)
                               Robert D. Jaffee